UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2023

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 13, 2023

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on December 13, 2023)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

December 13, 2023, at 10:30 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral and Tabajara Bertelli Costa; and members of the Executive Board of Ipiranga, Mr. Carlos Frederico Resende and Ms. Cristiane Silva Leite.

Matters discussed and resolutions:

1.       The members of the Board discussed and approved the Company’s Strategic Plan of 2024-2033 and the budget for 2024.

2.       The Board of Directors approved the Corporate Sustainability Policy, as proposed by the Executive Board.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board Members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Jorge Marques de Toledo Camargo – Chairman

Marcos Marinho Lutz – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Fabio Venturelli

Flávia Buarque de Almeida

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Peter Paul Lorenço Estermann

Denize Sampaio Bicudo – Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2023

ULTRAPAR HOLDINGS INC.
By:	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 13, 2023)